As filed with the United States Securities and Exchange Commission on June 14, 2010
Registration No. 333-167396

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
ValueVision Media, Inc.
(Exact name of registrant as specified in its charter)

Minnesota	41-1673770
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
6740 Shady Oak Road
Eden Prairie, Minnesota 55344-3433
(952) 943-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Nathan E. Fagre
Senior Vice President, General Counsel and Secretary
ValueVision Media, Inc.
6740 Shady Oak Road
Eden Prairie, Minnesota 55344-3433
(952) 943-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With a copy to:
Peter J. Ekberg
Jonathan R. Zimmerman
Faegre & Benson LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402-3901
(612) 766-1600
     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement, as determined by market conditions.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:    ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box:     ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.     ☐
     If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.     ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of Securities to	Amount to be	Offering Price	Aggregate	Amount of
be Registered	Registered	per Share (1)	Offering Price	Registration Fee
Common Stock, par value $0.01 per share	6,452,194	$2.00	$12,904,388	$920(2)

(1)	Estimated solely for the purpose of calculating the registration fee. The estimate is made pursuant to Rule 457(c) of the Securities Act of 1933 based on $2.00, which represents the average of the high and low sales prices of the Registrant’s common stock on June 4, 2010 as reported on the Nasdaq Global Market.

(2)	Previously paid.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 14, 2010
PROSPECTUS
VALUEVISION MEDIA, INC.
6,452,194 Shares
Common Stock

     This prospectus relates to 6,452,194 shares of common stock of ValueVision Media, Inc., which may be offered for sale from time to time by the selling shareholder named under “Selling Shareholder,” which is affiliated with members of our board of directors.
     All of the proceeds from the sale of the shares covered by this prospectus will be received by the selling shareholder. We will not receive any proceeds from the sale of these shares.
     Our common stock trades on the Nasdaq Global Market under the ticker symbol “VVTV.” On June 10, 2010, the closing price of our common stock was $1.69 per share.
     The selling shareholder or its pledgees, donees, transferees, assignees or successors-in-interest may offer and sell or otherwise dispose of the shares of common stock described in this prospectus from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The selling shareholder will bear all commissions and discounts, if any, attributable to the sales of shares. We will bear all other costs, expenses and fees in connection with the registration of the shares. See “Plan of Distribution” beginning on page 12 for more information about how the selling shareholder may sell or dispose of the shares of common stock offered hereby.
     Investing in these securities involves a high degree of risk. See “Risk Factors” on page 2 of this prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated           , 2010

ABOUT THIS PROSPECTUS
     When we refer to “we,” “us” or the “company,” we mean ValueVision Media, Inc. and its subsidiaries unless the context indicates otherwise.
     You should rely only on the information provided in this prospectus, any prospectus supplement and any free-writing prospectus, including the information incorporated herein or therein by reference. Neither we nor the selling shareholder have authorized anyone to provide you with different information. You should not assume that the information in this prospectus, any prospectus supplement and any free-writing prospectus, is accurate at any date other than the date indicated on the cover page of such documents.
     The distribution of this prospectus, any prospectus supplement and any free-writing prospectus and the offering of the securities in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus, any prospectus supplement and any free-writing prospectus come should inform themselves about and observe any such restrictions. This prospectus, any prospectus supplement and any free-writing prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.
     This prospectus, any prospectus supplement and any free-writing prospectus may include trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and trade names included in this prospectus, any prospectus supplement and any free-writing prospectus are the property of their respective owners.

i

WHERE YOU CAN FIND MORE INFORMATION;
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at their Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We maintain a web site at www.valuevisionmedia.com. The information on our web site is not incorporated by reference in this prospectus, any prospectus supplement and any free-writing prospectus, and you should not consider it a part of this prospectus, any prospectus supplement and any free-writing prospectus.
     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to separate documents. The information incorporated by reference is considered to be part of this prospectus, any prospectus supplement and any free-writing prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below that we have previously filed with the SEC as well as all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 or the “Exchange Act,” subsequent to the date of this prospectus (together with all filings we make under the Exchange Act following the date of the initial filing of our initial registration statement but prior to the effectiveness of such registration statement) and prior to the termination date of this offering (other than information deemed furnished and not filed in accordance with SEC rules):
•	Annual Report on Form 10-K for the year ended January 30, 2010;

•	Quarterly Report on Form 10-Q for the period ended May 1, 2010;

•	Current Reports on Form 8-K filed on February 3, February 23, May 19, 2010 (but only with respect to Item 8.01) and June 9, 2010; and

•	The description of our common stock contained in the Registration Statement on Form 8-A filed with the SEC on May 22, 1992, as the same may be amended from time to time.
     Copies of these filings are available at no cost on our website, www.valuevisionmedia.com. You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:
Corporate Secretary
ValueVision Media, Inc.
6740 Shady Oak Road
Eden Prairie, Minnesota 55344
(952) 943-6000

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus, and the documents incorporated by reference herein, may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact, including statements regarding guidance, industry prospects or future results of operations or financial position made in this report are forward-looking.
     We often use words such as “may,” “will,” “could,” “estimates”, “continue,” “anticipates,” “believes,” “expects,” “intends” and similar expressions to identify forward-looking statements. These statements are based on management’s current expectations based on information currently available to us and accordingly are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. Factors that could cause or contribute to such differences include, but are not limited to, those described in the “Risk Factors” section of our annual report on Form 10-K for the year ended January 30, 2010, our quarterly report on Form 10-Q for the period ended May 1, 2010 and other filings we have made with the SEC. These include, without limitation:
•	macroeconomic issues, including, but not limited to, the current global financial crisis and the credit environment;

•	risks relating to decreased consumer spending and increased consumer debt levels;

•	the impact of increasing interest rates;

•	risks relating to seasonal variations in consumer purchasing activities;

•	risks relating to changes in the mix of products sold by us;

•	competitive pressures on our sales, as well as pricing and sales margins;

•	the level of cable and satellite distribution for our programming and the associated fees;

•	our ability to continue to manage our cash, cash equivalents and investments to meet our liquidity needs;

•	our ability to manage our operating expenses successfully;

•	our management and information systems infrastructure;

•	changes in governmental or regulatory requirements;

•	litigation or governmental proceedings affecting our operations;

•	significant public events that are difficult to predict, such as widespread weather catastrophes or other significant television-covering events causing an interruption of television coverage or that directly compete with the viewership of our programming; and

•	our ability to obtain and retain key executives and employees.
Investors are cautioned that all forward-looking statements involve risk and uncertainty. The facts and circumstances that exist when any forward-looking statements are made and on which those forward-looking statements are based may significantly change in the future, thereby rendering the forward-looking statements obsolete. We are under no obligation (and expressly disclaim any obligation) to update or alter our forward-looking statements whether as a result of new information, future events or otherwise.

iii

SUMMARY
     The following summary contains basic information about us and this offering. It does not contain all of the information that you should consider in making your investment decision. You should read and consider carefully all of the information in this prospectus, including the information set forth under “Risk Factors,” as well as the more detailed financial information, including the consolidated financial statements and related notes thereto, appearing elsewhere or incorporated by reference in this prospectus, before making an investment decision. Unless the context indicates otherwise, all references in this prospectus to “ValueVision,” the “Company,” “our,” “us” and “we” refer to ValueVision Media, Inc. and its subsidiaries as a combined entity.
The Company
     We are an integrated multi-channel retailer that markets, sells and distributes our products directly to consumers through various forms of electronic media. Our operating strategy incorporates distribution from television, internet and mobile devices. Our principal electronic media activity is our television home shopping business, which uses on-air spokespersons to market brand name and private label consumer products at competitive prices. Our live 24-hour per day television home shopping programming is distributed primarily through cable and satellite affiliation agreements and the purchase of month-to-month full- and part-time lease agreements of cable and broadcast television time. In addition, we distribute our programming through a company-owned full power television station in Boston, Massachusetts and through leased carriage on full power television stations in Pittsburgh, Pennsylvania and Seattle, Washington. We also market a broad array of merchandise through our internet retailing websites, www.ShopNBC.com and www.ShopNBC.TV. We are not including the information contained on our internet retailing websites as a part of, or incorporating it by reference into, this prospectus.
     We have an exclusive license from NBC Universal, Inc. (“NBCU”), for the worldwide use of an NBC-branded name and the peacock image through May 2011. Pursuant to the license, we operate our television home shopping network under the ShopNBC brand name and operate our internet website under the ShopNBC.com and ShopNBC.TV brand name.We are in the process of selecting a new name and logo for our television, websites, mobile and other media channels, and will implement a systematic rebranding strategy during the remainder of the fiscal year.
     ValueVision Media, Inc. is a Minnesota corporation with principal and executive offices located at 6740 Shady Oak Road, Eden Prairie, Minnesota 55344-3433. Our telephone number is (952) 943-6000.
OFFERING

Issuer	ValueVision Media, Inc.

Selling Shareholder	NBC Universal, Inc.

Common stock offered by the selling shareholder	6,452,194

Use of Proceeds	The proceeds from the sale
of the securities covered
by this prospectus will be
received by the selling
shareholder. We will not
receive any of the
proceeds from any sale of
the shares of common stock
offered by this
prospectus. See "Use of
Proceeds."

Listing of common stock	Our common stock is listed
on the Nasdaq Global
Market under the symbol
"VVTV."

RISK FACTORS
     An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In addition, please read “Forward-Looking Statements” where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus. The risks below should be considered along with the other information included or incorporated by reference into this prospectus. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.
Risks Relating to Our Business and Operations
We launched a new business strategy after unsuccessful efforts to sell our company in fiscal 2008.
     Beginning in the fall of 2008, the board of directors, with the assistance of financial and legal advisors, pursued a strategy to find a purchaser of the company or a new strategic partner. This effort ended in January 2009 without a transaction taking place. At this time, Keith Stewart was promoted to chief executive officer of our company, and under his leadership, we are currently focused on executing a new strategy for ShopNBC that is designed to grow EBITDA levels and increase revenues. In support of this strategy, we are pursuing the following actions: (i) growing new and active customers while improving household penetration, (ii) reducing our operating expenses to reverse our operating losses, (iii) continue renegotiating cable and satellite carriage contracts where we have cost savings opportunities, (iv) broadening and optimizing our mix of product categories offered on television and the internet in order to appeal to a broader population of potential customers, (v) lowering the average selling price of our products in order to increase the size and purchase frequency of our customer base, (vi) growing our internet business by providing broader and internet-only merchandise offering, and (vii) improving the shopping experience and our customer service in order to retain and attract more customers. There can be no guarantee that we will be able to successfully implement this new strategy on a timeline that would lead to a successful turnaround of operating results before we exhaust available cash and other liquidity resources.
We have a history of losses and a high fixed cost operating base and may not be able to achieve or maintain profitable operations in the future.
     We experienced operating losses of approximately $41.2 million, $88.5 million and $23.1 million in the years ended January 30, 2010 (“fiscal 2009”), January 31, 2009 (“fiscal 2008”) and February 2, 2008 (“fiscal 2007”), respectively. We reported a net loss of $42.0 in fiscal 2009 and a net loss in fiscal 2008 of $97.8 million. While we reported net income of $22.5 million in fiscal 2007, this was due to the $40.2 million pre-tax gain we recorded on the sale of our equity interest in Ralph Lauren Media, LLC, operator of the polo.com website. There is no assurance that we will be able to achieve or maintain profitable operations in future fiscal years.
     Our television home shopping business operates with a high fixed cost base, primarily driven by fixed fees under distribution agreements with cable and satellite system operators to carry our programming. In order to operate on a profitable basis, we must reach and maintain sufficient annual sales revenues to cover our high fixed cost base and/or negotiate a reduction in this cost structure. If our sales levels are not sufficient to cover our operating expenses, our ability to reduce operating expenses in the near term will be limited by the fixed cost base. In that case, our earnings, cash balance and growth prospects could be materially and adversely affected.
If we do not reverse our current trend of operating losses, we could reduce our operating cash resources to the point where we will not have sufficient liquidity to meet the ongoing cash commitments and obligations to continue operating our business.
      We have limited unrestricted cash to fund our business, $20.9 million as of May 1, 2010 (with an additional $4.9 million of cash that is restricted and used to secure letters of credit and similar arrangements), and have a history of operating losses. We expect to use our cash to fund any further operating losses, to finance our working capital requirements and to make necessary capital expenditures in order to operate our business. We also have significant future commitments for our cash, primarily payments for our cable and satellite program distribution obligations and redemption of our Series B preferred stock. If our vendors or service providers were to demand a shift from our current payment terms to upfront prepayments or require cash reserves, this will have a significant adverse impact on our available cash balance and our ability to meet the ongoing commitments and obligations of our business. If we are not able to attain profitability and generate positive cash flows from operations or obtain cash from other sources in addition to our $20 million secured bank line of credit facility, we may not have sufficient liquidity to continue operating. In addition, our credit agreement with our secured lender requires compliance with various operating and financial covenants. If we are unable to comply with those covenants, our access to our secured bank line of credit may be limited. For example, in order to borrow more than $8 million under the credit agreement, we must satisfy certain EBITDA thresholds or fixed charge ratios on certain dates. While we are currently in compliance, because borrowings were not in excess of $8 million, we currently believe that borrowings in excess of $8 million would result in a covenant violation at the quarter ended January 29, 2011. This effectively will limit our borrowing capacity to $8 million at January 29, 2011 unless these covenants are amended prior to or at that time. In addition, the lender has the right to terminate the revolving credit facility in the event a material adverse effect (as defined in the agreement) is met. Based on our current projections for fiscal 2010, we believe that our existing cash balances, our credit line, our ability to raise additional financing and the ability to structure transactions in a manner reflective of capital availability will be sufficient to maintain liquidity to fund our normal business operations through fiscal 2010. However, there can be no assurance that we will meet our projections for 2010 or that, if required, the Company would be able to raise additional capital or reduce spending sufficiently to maintain the necessary liquidity. In July 2010 we intend to file a shelf registration statement with the Securities and Exchange Commission covering the registration of approximately $75,000,000 of securities issuable by our company. Our shareholders agreement with GE Capital Equity Investments, Inc. (“GE Equity”) and NBCU require the consent of GE Equity in order for the Company to issue new equity securities and to incur indebtedness above certain thresholds, and there can be no assurance that we would receive such consent if we made a request. If we did issue additional equity, it would be dilutive to our existing shareholders. If we sought to and were successful in incurring indebtedness from sources other than our existing line of credit arrangement to raise additional capital, there would be additional interest expense associated with such funding, which expense could be substantial.

The failure to secure suitable placement for our television programming and the expansion of digital cable systems could adversely affect our ability to attract and retain television viewers and could result in a decrease in revenue.
     We are dependent upon our ability to compete for television viewers. Effectively competing for television viewers is dependent on our ability to secure placement of our television programming within a suitable programming tier at a desirable channel position. The majority of cable operators now offer cable programming on a digital basis. While the growth of digital cable systems may over time make it possible for our programming to be more widely distributed, there are several risks as well. The primary risks associated with the growth of digital cable are demonstrated by the following:
•	we could experience a reduction in the growth rate or an absolute decline in sales per digital tier subscriber because of the increased number of channels offered on digital systems competing for the same number of viewers and the higher channel location we typically are assigned in digital tiers;

•	more competitors may enter the marketplace as additional channel capacity is added; and

•	more programming options being available to the viewing public in the form of new television networks and time-shifted viewing (e.g., personal video recorders, video-on-demand, interactive television and streaming video over broadband internet connections).
Failure to adapt to these risks will result in lower revenue and may harm our results of operations. In addition, failure to anticipate and adapt to technological changes in a cost-effective manner that meets customer demands and evolving industry standards will also reduce our revenue, harm our results of operations and financial condition and have a negative impact on our business.
We may not be able to continue to expand or could lose some of our programming distribution if we cannot negotiate profitable distribution agreements or because of the ongoing shift from analog to digital programming.
     We are seeking to continue to materially reduce the costs associated with our cable and satellite distribution agreements. However, while we were able to achieve significant reductions in such costs during fiscal 2009 without a loss in households, there can be no assurance that we will achieve comparable cost reductions in the future or that we will be able to maintain or grow our households on financial terms that are profitable to us. It is possible that we would reduce our programming distribution in certain systems if we are unable to obtain appropriate financial terms. Failure to successfully renew agreements covering a material portion of our existing cable and satellite households on acceptable financial and other terms could adversely affect our future growth, sales revenues and earnings unless we are able to arrange for alternative means of broadly distributing our television programming.
NBCU and GE Equity have the ability to exert significant influence over us and have the right to disapprove of certain actions by us.
     As a result of their equity ownership in our company, NBCU and GE Equity together are currently our largest shareholder and have the ability to exert significant influence over actions requiring shareholder approval, including the election of directors, adoption of equity-based compensation plans and approval of mergers or other significant corporate events. Through the provisions in the shareholder agreement and certificate of designation for the preferred stock, NBCU and GE Equity also have the right to block us from taking certain actions. While we have registered for sale all of the outstanding shares of common stock owned by NBCU, NBCU may decide not to sell all of the shares registered in this registration statement. The interests of NBCU and GE Equity may differ from the interests of our other shareholders, and they may block us from taking actions that might otherwise be in the interests of our other shareholders.
Our directors, executive officers and principal shareholders will continue to have substantial control over us and could delay or prevent a change in corporate control.
     Our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, beneficially own, in the aggregate, over 40% of our outstanding common stock and would beneficially own over 20% of our common stock even if NBCU sold all of the shares offered hereby to unaffiliated holders of less than 5% of our common stock. As a result, these shareholders, acting together, would have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these shareholders, acting together, would have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership might harm the market price of our common stock by:
•	delaying, deferring or preventing a change in corporate control;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.
Expiration of the NBCU branding license would require us to pursue a new branding strategy that may not be successful.
     We have branded our television home shopping network and internet site as ShopNBC and ShopNBC.com, respectively, under an exclusive, worldwide licensing agreement with NBCU for the use of NBC trademarks, service marks and domain names that continues until May 2011. We do not have the right to automatic renewal at the end of the license term, and consequently may choose or be required to pursue a new branding strategy in the next 12 months which may not be as successful as the NBC brand with current or potential customers. NBCU also has the right to terminate the license prior to the end of the license term in certain circumstances, including without limitation in the event of a breach by us of the terms of the license agreement or upon certain changes of control.
Competition in the general merchandise retailing industry and particularly the live home shopping and e-commerce sectors could limit our growth and reduce our profitability.
     As a general merchandise retailer, we compete for consumer expenditures with other forms of retail businesses, including other television home shopping and e-commerce retailers, infomercial companies, other types of consumer retail businesses, including traditional “brick and mortar” department stores, discount stores, warehouse stores, specialty stores, catalog and mail order retailers and other direct sellers. In the competitive television home shopping sector, we compete with QVC Network, Inc., HSN, Inc. and Jewelry Television, as well as a number of smaller “niche” home shopping competitors. QVC Network, Inc and HSN, Inc. both are substantially larger than we are in terms of annual revenues and customers, their programming is more broadly available to U.S. households than is our programming and in many markets they have more favorable channel locations than we have. The internet retailing industry is also highly competitive, with numerous e-commerce websites competing in every product category we carry, in addition to the websites operated by the other television home shopping companies. This competition in the internet retailing sector makes it more challenging and expensive for us to attract new customers, retain existing customers and maintain desired gross margin levels.
We may not be able to maintain our satellite services in certain situations, beyond our control, which may cause our programming to go off the air for a period of time and cause us to incur substantial additional costs.
     Our programming is presently distributed to cable systems, full power television stations and satellite dish operators via a leased communications satellite transponder. Satellite service may be interrupted due to a variety of circumstances beyond our control, such as satellite transponder failure, satellite fuel depletion, governmental action, preemption by the satellite service provider, solar activity and service failure. The agreement provides us with preemptable back-up service if satellite transmission is interrupted. Our satellite service provider recently advised us and its other customers that our current satellite had experienced an anomaly and that its customers would be transitioned to a backup satellite for continued service. However, there can be no assurance that there will be no interruption in service in connection with this transition or that, if the transition is successful, we will be able to arrange an additional preemptable back-up service. In the event of a serious transmission interruption where back-up service is not available, we may need to enter into new arrangements, resulting in substantial additional costs and the inability to broadcast our signal for some period of time.
The FCC could limit must-carry rights, which would impact distribution of our television home shopping programming and might impair the value of our Boston FCC license.
     The Federal Communications Commission, known as the FCC, issued a public notice on May 4, 2007 stating that it was updating the public record for a petition for reconsideration filed in 1993 and still pending before the FCC. The petition challenges the FCC’s prior determination to grant the same mandatory cable carriage (or “must-carry”) rights for TV broadcast stations carrying home shopping programming that the FCC’s rules accord to other TV stations. The time period for comments and reply comments regarding the reconsideration closed in August 2007, and we submitted comments supporting the continuation of must-carry rights for home shopping stations. If the FCC decides to change its prior determination and withdraw must-carry rights for home shopping stations as a result of this updating of the public record, we could lose our current carriage distribution on cable systems in three markets: Boston, Pittsburgh and Seattle, which currently constitute approximately 3.2 million full-time equivalent households, or FTE’s, receiving our programming. We own the Boston television station and have carriage contracts with the Pittsburg and Seattle television stations. In addition, if must-carry rights for home shopping stations are withdrawn, it may not be possible to replace these FTE’s on commercially reasonable terms and the carrying value of our Boston FCC license ($23.1 million) may become further impaired.
We may be subject to product liability claims for on-air misrepresentations or if people or properties are harmed by products sold by us.
     Products sold by us and representations related to these products may expose us to potential liability from claims by purchasers of such products, subject to our rights, in certain instances, to seek indemnification against this liability from the suppliers or manufacturers of the products. In addition to potential claims of personal injury, wrongful death or damage to personal property, the live unscripted nature of our television broadcasting may subject us to claims of misrepresentation by our customers, the Federal Trade Commission and state attorneys general. We maintain, and have generally required the manufacturers and vendors of these products to carry, product liability and errors and omissions insurance. There can be no assurance that we will maintain this coverage or obtain additional coverage on acceptable terms, or that this insurance will provide adequate coverage against all potential claims or even be available with respect to any particular claim. There also can be no assurance that our suppliers will continue to maintain this insurance or that this coverage will be adequate or available with respect to any particular claims. Product liability claims could result in a material adverse impact on our financial performance.
Our ValuePay installment payment program could lead to significant unplanned credit losses if our credit loss rate was to materially deteriorate.
     We utilize an installment payment program called ValuePay that entitles customers to purchase merchandise and generally pay for the merchandise in two or more equal monthly installments. As of January 30, 2010 we had approximately $62.5 million due from customers under the ValuePay installment program. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. There is no guarantee that we will continue to experience the same credit loss rate that we have in the past or that losses will not be within current provisions. A significant increase in our credit losses above what we have been experiencing could result in a material adverse impact on our financial performance.
Failure to comply with existing laws, rules and regulations, or to obtain and maintain required licenses and rights, could subject us to additional liabilities.
     We market and provide a broad range of merchandise through multiple channels. As a result, we are subject to a wide variety of statutes, rules, regulations, policies and procedures in various jurisdictions which are subject to change at any time, including laws regarding consumer protection, privacy, the regulation of retailers generally, the importation, sale and promotion of merchandise and the operation of warehouse facilities, as well as laws and regulations applicable to the internet and businesses engaged in e-commerce. Our failure to comply with these laws and regulations could result in fines and proceedings against us by governmental agencies and consumers, which could adversely affect our business, financial condition and results of operations. Moreover, unfavorable changes in the laws, rules and regulations applicable to us could decrease demand for merchandise offered by us, increase costs and subject us to additional liabilities. Finally, certain of these regulations impact our marketing efforts.
We may be subject to claims by consumers and state and federal authorities for security breaches involving customer information, which could materially harm our reputation and business.
     In order to operate our business we take orders for our products from customers. This requires us to obtain personal information from these customers including credit card numbers. Although we take reasonable and appropriate security measures to protect customer information, there is still the risk that external or internal security breaches could occur. In addition, new tools and discoveries by third parties in computer or communications technology or software or other developments may facilitate or result in a future compromise or breach of our computer systems. Such compromises or breaches could result in significant liability or costs to us from consumer lawsuits for monetary redress, state and federal authorities for fines and penalties, and could also lead to interruptions in our operations and negative publicity causing damage to our reputation and limiting customers’ willingness to purchase products from us. Recently, a major discount retailer and a credit reporting agency experienced theft of credit card numbers of millions of consumers resulting in multi-million dollar fines and consumer settlement costs, FTC audit requirements, and significant internal administrative costs.
The unanticipated loss of several of our larger vendors could impact our sales on a temporary basis.
     It is possible that one or more of our larger vendors could experience financial difficulties, including bankruptcy, or otherwise could determine to cease doing business with us. While we have periodically experienced the loss of a major vendor, if a number of our current larger vendors ceased doing business with us, this could materially and adversely impact our sales and profitability on a short term basis.
Many of our key functions are concentrated in a single location, and a natural disaster could seriously impact our ability to operate.
     Our television broadcast studios, internet operations, IT systems, merchandising team, inventory control systems, executive offices and finance/accounting functions, among others, are centralized in our adjacent offices at 6740 and 6690, Shady Oak Road in Eden Prairie, Minnesota. In addition, our only fulfillment and distribution facility is centralized at a location in Bowling Green, Kentucky. A natural disaster, such as a tornado, could seriously disrupt our ability to continue or resume normal operations for some period of time. While we have certain business continuity plans in place, no assurances can be given as to how quickly we would be able to resume operations and how long it may take to return to normal operations. We could incur substantial financial losses above and beyond what may be covered by applicable insurance policies, and may experience a loss of customers, vendors and employees during the recovery period.
We could be subject to additional sales tax collection obligations and claims for uncollected amounts.
     A number of states have adopted new legislation that would require the collection of state and/or local taxes on transactions originating on the internet or by other out-of-state retailers, such as home shopping, infomercial and catalog companies. In some cases these new laws seek to establish grounds for asserting “nexus” by the out-of-state retailer in the applicable state, and are being challenged by internet and other retailers under federal constitutional grounds. However, if this trend continues and the laws are upheld after legal challenges, we could be required to collect additional state and local taxes which could negatively impact sales as well as creating an additional administrative burden which could be costly to the business. In addition, the state of North Carolina is seeking to assert claims for uncollected state sales taxes going back a number of years against out-of-state retailers, including our company. The retailers subject to these claims by North Carolina include major national internet-based retailers and catalog companies. We intend to vigorously contest these efforts by North Carolina.
We place a significant reliance on technology and information management tools to run our existing businesses, the failure of which could adversely impact our operations.
     Our businesses are dependent, in part, on the use of sophisticated technology, some of which is provided to us by third parties. These technologies include, but are not necessarily limited to, satellite based transmission of our programming, use of the internet in relation to our on-line business, new digital technology used to manage and supplement our television broadcast operations and a network of complex computer hardware and software to manage an ever increasing need for information and information management tools. The failure of any of these technologies, or our inability to have this technology supported, updated, expanded or integrated into other technologies, could adversely impact our operations. Although we have, when possible, developed alternative sources of technology and built redundancy into our computer networks and tools, there can be no assurance that these efforts to date would protect us against all potential issues or disaster occurrences related to the loss of any such technologies or their use.
Risks Relating to Our Common Stock and This Offering
     The price of our common stock is volatile and may continue to be volatile.
     The trading price of our common stock fluctuates substantially and may continue to fluctuate substantially. These fluctuations could cause you to lose part or all of your investment in our shares of common stock. The factors that could cause fluctuations include, but are not limited to, the following:
•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of television home shopping, internet and other retail companies;

•	actual or anticipated changes in our sales and earnings, fluctuations in our operating results or the failure to meet the expectations of financial market analysts and investors;

•	investor perceptions of the television home shopping industry, the retail industry in general and our company in particular;

•	the operating and stock performance of comparable companies;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	loss of external funding sources or other adverse changes to our liquidity;

•	general economic conditions and trends;

•	major catastrophic events;

•	competitive factors;

•	relatively few shares available for public trading;

•	changes in accounting standards, policies, guidance, interpretation or principles;

•	regulatory changes;

•	sales of debt or equity securities by our company;

•	sales of large blocks of our stock or sales by insiders;

•	departures of key personnel; or

•	the matters discussed elsewhere under “Risk Factors.”
Future sales of our common stock by our company or our existing shareholders could cause our stock price to decline.
     If we or our shareholders sell substantial amounts of our common stock in the public market or announce the intention to do so, the market price of our common stock could decrease significantly. The perception in the public market that we or our shareholders might sell shares of our common stock could also depress the market price of our common stock. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.
We do not intend to declare dividends on our stock after this offering.
     Pursuant to the shareholders agreement we have with GE Equity and NBCU, we are prohibited from paying dividends on our common stock without GE Equity’s prior written consent. We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be subject to restrictions on payment of dividends contained in the terms of our outstanding Series B Preferred Stock held by GE Equity, and is otherwise at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our board of directors. Therefore, you should not expect to receive dividend income from shares of our common stock.
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our common stock, the market price for our common stock and trading volume could decline.
     The trading market for our common stock will be influenced by research or reports that industry or securities analysts publish about us or our business. If one or more analysts who cover us downgrade our common stock, the market price for our common stock would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our common stock to decline.
     Certain provisions of Minnesota law may make a takeover of our company more difficult, depriving shareholders of opportunities to sell shares at above-market prices.
     Certain provisions of Minnesota law may have the effect of discouraging attempts to acquire us without the approval of our board of directors. Section 302A.671 of the Minnesota statutes, with certain exceptions, requires approval of any acquisition of the beneficial ownership of 20% or more of our voting stock then outstanding by a majority vote of our shareholders prior to its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable by us at their then-fair market value within 30 days after the acquiring person failed to give a timely information statement to us or the date the shareholders voted not to grant voting rights to the acquiring person’s shares. Section 302A.673 of the Minnesota statutes generally prohibits any business combination by us, or any of our subsidiaries, with an interested shareholder, which includes any shareholder that purchases 10% or more of our voting shares within four years following such interested shareholder’s share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of our board of directors before the interested shareholder’s share acquisition date. Consequently, our common shareholders may lose opportunities to sell their stock for a price in excess of the prevailing market price due to these protective measures.

USE OF PROCEEDS
     The proceeds from the sale of the common stock covered by this prospectus will be received by the selling shareholder. We will not receive any proceeds from the sale by the selling shareholder of the shares of common stock offered by this prospectus.
DIVIDEND POLICY
     We have never declared or paid any cash dividends on our shares of common stock. We currently intend to retain all future earnings for the operation and expansion of our business and do not anticipate paying cash dividends on our shares of common stock in the foreseeable future. Pursuant to the shareholders agreement we have with GE Equity and NBCU, we are prohibited from paying dividends on our common stock without GE Equity’s prior written consent. Any payment of cash dividends on our common stock will be subject to restrictions on payment of dividends contained in the terms of our outstanding Series B Preferred Stock held by GE Equity, and is otherwise at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our board of directors.
MARKET PRICE OF COMMON STOCK
     Shares of our common stock are traded on the Nasdaq Global Market under the symbol “VVTV.” The following table shows the high and low sales prices of our common stock on the Nasdaq Global Market for the periods indicated:

	Common Price Stock
	High	Low
Fiscal 2010:
First Quarter	$4.77	$2.96
Second Quarter (through June 10, 2010)	$3.09	$1.51

Fiscal 2009:
First Quarter	$0.83	$0.18
Second Quarter	$3.22	$0.50
Third Quarter	$4.15	$2.61
Fourth Quarter	$5.27	$3.00

Fiscal 2008:
First Quarter	$7.20	$4.38
Second Quarter	$5.55	$2.90
Third Quarter	$3.19	$0.51
Fourth Quarter	$0.91	$0.23
     On June 10, 2010, the last reported sale price for shares of our common stock on the Nasdaq Global Market was $1.69 per share.
LIQUIDITY AND CAPITAL RESOURCES UPDATE
      Our principal source of liquidity is our available cash and cash equivalents of $20.9 million as of May 1, 2010 and $20 million of additional borrowing capacity relating to our revolving asset-backed bank line of credit with PNC Bank, National Association, as amended on June 8, 2010. If we are not able to attain profitability and generate positive cash flows from operations or obtain cash from other sources in addition to our $20 million secured bank line of credit facility, we may not have sufficient liquidity to continue operating. In addition, our credit agreement with our secured lender requires compliance with various operating and financial covenants. If we are unable to comply with those covenants, our access to our secured bank line of credit may be limited. For example, in order to borrow more than $8 million under the credit agreement, we must satisfy certain EBITDA thresholds or fixed charge ratios on certain dates. While we are currently in compliance, because borrowings were not in excess of $8 million, we currently believe that borrowings in excess of $8 million would result in a covenant violation at the quarter ended January 29, 2011. This effectively will limit our borrowing capacity to $8 million at January 29, 2011 unless these covenants are amended prior to or at that time. In addition, the lender has the right to terminate the revolving credit facility in the event a material adverse effect (as defined in the agreement) is met. We also have the ability to increase our short-term liquidity and cash resources by reducing the percentage of our sales offered to customers using our ValuePay installment program and by decreasing the length of time we extend credit to our customers using the ValuePay program. Based on our current projections for fiscal 2010, we believe that our existing cash balances, our credit line, our ability to raise additional financing and the ability to structure transactions in a manner reflective of capital availability will be sufficient to maintain liquidity to fund our normal business operations through fiscal 2010. However, there can be no assurance that we will meet our projections for 2010 or that, if required, we would be able to raise additional capital or reduce spending sufficiently to maintain the necessary liquidity.

SELLING SHAREHOLDER
     We are registering 6,452,194 shares of our common stock for resale by the selling shareholder identified below. 101,509 of these shares were originally acquired from our company upon exercise of a warrant on April 7, 2004, 281,199 of these shares were originally acquired from our company upon exercise of a warrant on November 11, 2005 and the remaining shares were transferred to NBCU from GE Equity between April 28, 2006 and June 26, 2006. The shares are being registered to permit public secondary trading of the shares, and the selling shareholder may offer the shares for resale from time to time. The selling shareholder acquired the shares pursuant to our strategic alliance with GE Equity and NBCU. As part of this strategic alliance, we entered into an amended and restated registration rights agreement on February 25, 2009 with GE Equity and NBCU that provides GE Equity, NBCU and their affiliates and any transferees and assigns, an aggregate of four demand registrations and unlimited piggy-back registration rights. We have prepared this prospectus pursuant to a notice submitted to us by NBCU under the demand registration provisions in the amended and restated registration rights agreement.
     The following table presents the number of outstanding shares of our common stock owned by the selling shareholder as of June 1, 2010. The percentage of common stock owned by the selling shareholder is calculated based on 32,686,735 shares outstanding on June 1, 2010. The table also presents the maximum number of shares proposed to be sold by the selling shareholder and the number of shares they will own after the sales.
     The selling shareholder named below in the table has sole voting and investment power with respect to the shares of common stock set forth opposite the selling shareholder’s name.

Maximum
	Number of		Number of
	Shares of		Shares of		Shares of
	Common Stock		Common Stock to		Common Stock
	Owned Prior		be Sold Pursuant		Owned After
	to Offering		to this Prospectus		Offering
Name of Selling Shareholder	Number	Percent	Number	Percent	Number	Percent
NBC Universal, Inc.
30 Rockefeller Plaza
New York, New York 10122 (1)	6,474,309	19.8	6,452,194	19.7	22,115	*

*	less than 1%

(1)	Information with respect to NBCU is provided in reliance upon information provided by NBCU. Common stock shown for NBCU includes 6,452,194 shares of common stock and 22,115 shares of common stock issuable upon exercise of certain warrants for which NBCU has sole dispositive power.
Strategic Alliance with GE Equity and NBC Universal
     In March 1999, we entered into a strategic alliance with GE Equity and NBCU pursuant to which we issued Series A Redeemable Convertible Preferred Stock and common stock warrants, and entered into a shareholder agreement, a registration rights agreement, a distribution and marketing agreement and, the following year, a trademark license agreement. On February 25, 2009, we entered into an exchange agreement with the same parties, pursuant to which GE Equity exchanged all outstanding shares of our Series A Preferred Stock for (i) 4,929,266 shares of our Series B Redeemable Preferred Stock, (ii) warrants to purchase up to 6,000,000 shares of our common stock at an exercise price of $0.75 per share and (iii) a cash payment in the amount of $3.4 million. Immediately after the exchange, the aggregate equity ownership of GE Equity and NBCU in our company was as follows: (i) 6,452,194 shares of common stock, (ii) warrants to purchase up to 6,029,487 shares of common stock and (iii) 4,929,266 shares of Series B Preferred Stock. In connection with the exchange, the parties also amended and restated both the shareholder agreement and the registration rights agreement. The outstanding agreements with GE Equity and NBCU are described in more detail below.
Series B Preferred Stock
     On February 25, 2009, we issued 4,929,266 shares of Series B Preferred Stock to GE Equity. The shares of Series B Preferred Stock are redeemable at any time by us for the initial redemption amount of $40.9 million, plus accrued dividends. The Series B Preferred Stock accrues cumulative dividends at a base annual rate of 12%, subject to adjustment. All payments on the Series B Preferred Stock will be applied first to any accrued but unpaid dividends, and then to redeem shares.
     30% of the Series B Preferred Stock (including accrued but unpaid dividends) is required to be redeemed on February 25, 2013, and the remainder on February 25, 2014. In addition, the Series B Preferred Stock includes a cash sweep mechanism that may require accelerated redemptions if we generate excess cash above agreed upon thresholds. Specifically, our excess cash balance at the end of each fiscal year, and at the end of any fiscal quarter during which we sell our auction rate securities or dispose of assets or incur indebtedness above agreed upon thresholds, must be used to redeem the Series B Preferred Stock and pay accrued and unpaid dividends thereon. Excess cash balance is defined as our company’s cash and cash equivalents and marketable securities, adjusted to (i) exclude auction rate securities, (ii) exclude cash pledged to vendors to secure purchase price of inventory, (iii) account for variations that are due to our management of payables, and (iv) provide us a cash cushion of at least $20 million. Any redemptions as a result of this cash sweep mechanism will reduce the amounts required to be redeemed on February 25, 2013 and February 25, 2014. The Series B Preferred Stock (including accrued but unpaid dividends) is also required to be redeemed, at the option of the holders, upon a change in control.
     The Series B Preferred Stock is not convertible into common stock or any other security, but initially will vote with the common stock on a one-for-one basis on general corporate matters other than the election of directors. In addition, the holders of the Series B Preferred Stock have certain class voting rights, including the right to elect the GE Equity director-designees described below.
Amended and Restated Shareholder Agreement
     On February 25, 2009, we entered into an amended and restated shareholder agreement with GE Equity and NBCU, which provides for certain corporate governance and standstill matters. The amended and restated shareholder agreement provides that GE Equity is entitled to designate nominees for three out of nine members of our board of directors so long as the aggregate beneficial ownership of GE Equity and NBCU (and their affiliates) is at least equal to 50% of their beneficial ownership as of February 25, 2009 (i.e. beneficial ownership of approximately 8.75 million common shares), and two out of nine members so long as their aggregate beneficial ownership is at least 10% of the “adjusted outstanding shares of common stock,” as defined in the amended and restated shareholder agreement. In addition, the amended and restated shareholder agreement provides that GE Equity may designate any of its director-designees to be an observer of the Audit, Human Resources and Compensation, and Corporate Governance and Nominating Committees.
     The amended and restated shareholder agreement requires the consent of GE Equity prior to our entering into any material agreements with any of CBS, Fox, Disney, Time Warner or Viacom, provided that this restriction will no longer apply when either (i) our trademark license agreement with NBCU (described below) has terminated or (ii) GE Equity is no longer entitled to designate at least two director nominees. In addition, the amended and restated shareholder agreement requires the consent of GE Equity prior to our exceeding certain thresholds relating to the issuance of securities, the payment of dividends, the repurchase of common stock, acquisitions (including investments and joint ventures) or dispositions, and the incurrence of debt; provided, that these restrictions will no longer apply when both (i) GE Equity is no longer entitled to designate three director nominees and (ii) GE Equity and NBCU no longer hold any Series B Preferred Stock. We are also prohibited from taking any action that would cause any ownership interest by us in TV broadcast stations from being attributable to GE Equity, NBCU or their affiliates.
     The shareholder agreement provides that during the standstill period (as defined in the shareholder agreement), subject to certain limited exceptions, GE Equity and NBCU are prohibited from: (i) any asset/business purchases from us in excess of 10% of the total fair market value of our assets; (ii) increasing their beneficial ownership above 39.9% of our shares; (iii) making or in any way participating in any solicitation of proxies; (iv) depositing any securities of our company in a voting trust; (v) forming, joining or in any way becoming a member of a “13D Group” with respect to any voting securities of our company; (vi) arranging any financing for, or providing any financing commitment specifically for, the purchase of any voting securities of our company; (vii) otherwise acting, whether alone or in concert with others, to seek to propose to us any tender or exchange offer, merger, business combination, restructuring, liquidation, recapitalization or similar transaction involving us, or nominating any person as a director of our company who is not nominated by the then incumbent directors, or proposing any matter to be voted upon by our shareholders. If, during the standstill period, any inquiry has been made regarding a “takeover transaction” or “change in control,” each as defined in the shareholder agreement, that has not been rejected by the board of directors, or the board pursues such a transaction, or engages in negotiations or provides information to a third party and the board has not resolved to terminate such discussions, then GE Equity or NBCU may propose to us a tender offer or business combination proposal.
     In addition, unless GE Equity and NBCU beneficially own less than 5% or more than 90% of the adjusted outstanding shares of common stock, GE Equity and NBCU shall not sell, transfer or otherwise dispose of any securities of our company except for transfers: (i) to certain affiliates who agree to be bound by the provisions of the shareholder agreement, (ii) that have been consented to by us, (iii) pursuant to a third-party tender offer, (iv) pursuant to a merger, consolidation or reorganization to which we are a party, (v) in an underwritten public offering pursuant to an effective registration statement, (vi) pursuant to Rule 144 of the Securities Act of 1933, or (vii) in a private sale or pursuant to Rule 144A of the Securities Act of 1933; provided, that in the case of any transfer pursuant to clause (v), (vi) or (vii), the transfer does not result in, to the knowledge of the transferor after reasonable inquiry, any other person acquiring, after giving effect to such transfer, beneficial ownership, individually or in the aggregate with that person’s affiliates, of more than 10% (or 16.2%, adjusted for repurchases of common stock by our company, in the case of a transfer by NBCU) of the adjusted outstanding shares of the common stock.
     The standstill period will terminate on the earliest to occur of (i) the ten-year anniversary of the amended and restated shareholder agreement, (ii) our entering into an agreement that would result in a “change in control” (subject to reinstatement), (iii) an actual “change in control” (subject to reinstatement), (iv) a third-party tender offer (subject to reinstatement), or (v) six months after GE Equity and NBCU can no longer designate any nominees to the board of directors. Following the expiration of the standstill period pursuant to clause (i) or (v) above (indefinitely in the case of clause (i) and two years in the case of clause (v)), GE Equity and NBCU’s beneficial ownership position may not exceed 39.9% of our diluted outstanding stock, except pursuant to issuance or exercise of any warrants or pursuant to a 100% tender offer for our company.
Registration Rights Agreement
     On February 25, 2009, we entered into an amended and restated registration rights agreement providing GE Equity, NBCU and their affiliates and any transferees and assigns, an aggregate of four demand registrations and unlimited piggy-back registration rights.
NBCU Trademark License Agreement
     On November 16, 2000, we entered into a trademark license agreement with NBCU, pursuant to which NBCU granted us an exclusive, worldwide license for a term of ten years to use certain NBC trademarks, service marks and domain names to rebrand our business and corporate name and website. We subsequently selected the names ShopNBC and ShopNBC.com.
     Under the license agreement we have agreed, among other things, to (i) certain restrictions on using trademarks, service marks, domain names, logos or other source indicators owned or controlled by NBCU, (ii) the loss of our rights under the license with respect to specific territories outside of the United States in the event we fail to achieve and maintain certain performance targets in such territories, (iii) not own, operate, acquire or expand our business to include certain businesses without NBCU’s prior consent, (iv) comply with NBCU’s privacy policies and standards and practices, and (v) not own, operate, acquire or expand our business such that one-third or more of our revenues or our aggregate value is attributable to certain services (not including retailing services similar to our existing e-commerce operations) provided over the internet. The license agreement also grants to NBCU the right to terminate the license agreement at any time upon certain changes of control of our company, in certain situations upon the failure by NBCU to own a certain minimum percentage of our outstanding capital stock on a fully diluted basis, and certain other situations. On March 28, 2007, we and NBCU agreed to extend the term of the license by six months, such that the license would continue through May 15, 2011, and to provide that certain changes of control involving a financial buyer would not provide the basis for an early termination of the license by NBCU. We are in the process of selecting a new name and logo for our television, websites, mobile and other media channels, and will implement a systematic rebranding strategy during the remainder of the fiscal year.

PLAN OF DISTRIBUTION
     The selling shareholder may, from time to time, sell any or all of its shares of common stock on the Nasdaq Global Market, any other stock exchange or automated interdealer quotation system on which the securities are listed or otherwise, in the over-the-counter market or in private transactions through one or more underwriters, broker-dealers or agents, or in any other legal manner. Persons who are pledgees, donees, transferees, assignees or other successors-in-interest of the selling shareholder may also use this prospectus and are included when we refer to the “selling shareholders” in this prospectus. If the shares of common stock are sold through underwriters or broker-dealers, the selling shareholder will be responsible for underwriting discounts or commissions or agent’s commissions. These sales may be at fixed prices that might be changed, prevailing market prices at the time of sale, prices related to the prevailing market prices, varying prices determined at the time of sale, or negotiated prices.
     The selling shareholder may use any one of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to or through one or more underwriters on a firm commitment or best efforts basis;

•	through the writing of options on shares, whether the options are listed on an options exchange or otherwise;

•	broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     Broker-dealers engaged by the selling shareholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved. The maximum commission or discount to be received by any member of the Financial Industry Regulatory Authority, Inc. (FINRA) or independent broker-dealer will not be greater than 8% of the initial gross proceeds from the sale of any security being sold.
     The selling shareholder may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus amending the list of selling shareholders to include the pledgees, donees, transferees, assignees or other successors-in-interest as selling shareholders under this prospectus.
     We have advised the selling shareholder that the anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling shareholder and its affiliates. In addition, we will make copies of this prospectus available to the selling shareholder and have informed it of the need for delivery of copies of this prospectus to purchasers on or prior to sales of the shares offered hereby. The expenses of registering the shares under the Securities Act of 1933, or the Securities Act, including registration and filing fees, printing expenses, administrative expenses and our legal fees, are being paid by us. We have agreed to use our commercially reasonable efforts to keep the registration statement of which this prospectus forms a part effective until the sooner of December 11, 2010 or such time as the selling shareholder has sold all of the shares of common stock held by the selling shareholder. We have agreed to indemnify the selling shareholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act, in accordance with a registration rights agreement among us and the selling shareholder. We may be indemnified by the selling shareholder against liabilities under the Securities Act that may arise from any written information furnished to us by the selling shareholder.
     The selling shareholder may transfer its shares of common stock in ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer. The selling shareholder may also sell any shares of common stock that qualify for sale pursuant to Rule 144.
     The selling shareholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. The selling shareholder may indemnify any broker-dealers that participate in transactions involving the sale of the shares of common stock against certain liabilities, including liabilities that arise out of the Securities Act. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
     Upon notification to us by the selling shareholder that any material arrangement has been entered into with broker-dealers for the sale or purchase of shares, we will file a supplement to this prospectus, if required, disclosing:
•	the name of the participating broker-dealers, underwriters or agents;

•	the number of shares involved;

•	the price at which such shares were sold;

•	the public offering price;

•	the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	the fees or other items constituting compensation to underwriter, agents or broker-dealers with respect to a particular transaction, where applicable; and

•	other facts material to the transaction.
     We will receive no proceeds from the sale of shares under this registration statement.
LEGAL MATTERS
     Faegre & Benson LLP, Minneapolis, Minnesota, will issue an opinion about the legality of the securities offered under this prospectus.
EXPERTS
     The consolidated financial statements and schedule of ValueVision Media, Inc. and subsidiaries as of January 30, 2010 and January 31, 2009 and for the three years in the periods ended January 30, 2010 and management’s assessment of the effectiveness of internal control over financial reporting as of January 30, 2010 have been incorporated by reference herein in reliance upon the reports of Deloitte & Touche LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution
     The following table sets forth fees and expenses payable by the registrant, other than underwriting discounts and commissions, in connection with the issuance and distribution of the securities being registered hereby. All amounts set forth below are estimates.

SEC Registration Fee	$920
Legal Fees and Expenses	40,000
FINRA Fees and Expenses	1,939
Accounting Fees and Expenses	15,000
Miscellaneous	2,035

Total	$59,894

Item 15.	Indemnification of Directors and Officers
General Corporation Law of Minnesota
     We are subject to Minnesota Section 302A.521, which provides that a corporation shall indemnify any person made or threatened to be made a party to a proceeding by reason of the former or present official capacity (as defined in Section 302A.521 of the Minnesota Statutes) of that person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements and reasonable expenses, including attorneys’ fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of that person complained of in the proceeding, that person:
•	has not been indemnified therefor by another organization or employee benefit plan;

•	acted in good faith;

•	received no improper personal benefit and Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied;

•	in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and

•	in the case of acts or omissions occurring in such person’s performance in an official capacity, such person must have acted in a manner such person reasonably believed was in the best interests of the corporation or, in certain limited circumstances, not opposed to the best interests of the corporation.
     In addition, Section 302A.521, subd. 3 requires payment by the registrant, upon written request, of reasonable expenses in advance of final disposition in certain instances. A decision as to required indemnification is made by a majority of the disinterested board of directors present at a meeting at which a disinterested quorum is present, or by a designated committee of disinterested directors, by special legal counsel, by the disinterested shareholders, or by a court.
     Pursuant to the terms of underwriting agreements executed in connection with offerings of securities pursuant to this registration statement, the directors and officers of the registrant will be indemnified against certain civil liabilities that they may incur under the Securities Act of 1933 in connection with this registration statement and the related prospectus and applicable prospectus supplement.
     Our bylaws provide that we will indemnify any of our officers, directors, employees, and agents to the fullest extent permitted by Minnesota law.
     We have a director and officer liability insurance policy to cover us, our directors and our officers against certain liabilities.

Item 16.	Exhibits
     See the Exhibit Index following the signature page.

Item 17.	Undertakings
(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report, pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Exchange Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Eden Prairie and the State of Minnesota, on the 14th day of June, 2010.

ValueVision Media, Inc.
By:	/s/ Nathan E. Fagre
Nathan E. Fagre
Senior Vice President, General Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* Keith R. Stewart	Chief Executive Officer (Principal Executive Officer), Director	June 14, 2010

* William McGrath	Vice President, Interim Chief Financial Officer (Principal Financial and Accounting Officer)	June 14, 2010

* Joseph F. Berardino	Director	June 14, 2010

* John D. Buck	Director	June 14, 2010

Catherine Dunleavy	Director

* Edwin P. Garrubbo	Director	June 14, 2010

Patrick O. Kocsi	Director

* Robert J. Korkowski	Director	June 14, 2010

Randy S. Ronning	Director

* /s/ Nathan E. Fagre
Nathan E. Fagre
Agent and Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.	Description	Method of Filing
4.1	Articles of Incorporation	Incorporated by reference(A)

4.2	Bylaws	Incorporated by reference(B)

4.3	Amended and Restated Shareholder Agreement dated February 25, 2009 between the Registrant, GE Capital Equity Investments, Inc. and NBC Universal, Inc.	Incorporated by reference(C)

4.4	Common Stock Purchase Warrants issued on February 25, 2009 between the Registrant, GE Capital Equity Investments, Inc. and NBC Universal, Inc.	Incorporated by reference(C)

4.5	Exchange Agreement dated February 25, 2009 between the Registrant, GE Capital Equity Investments, Inc. and NBC Universal, Inc.	Incorporated by reference(C)

4.6	Amended and Restated Registration Rights Agreement dated February 25, 2009 between the Registrant, GE Capital Equity Investments, Inc. and NBC Universal, Inc.	Incorporated by reference(C)

4.7	ValueVision Common Stock Purchase Warrant dated as of March 20, 2001 between NBC and the Registrant	Incorporated by reference(D)

4.8	Stock Purchase Agreement dated as of February 9, 2005 between GE Capital Equity Investments, Inc. and Delta Onshore, LP, Delta Institutional, LP, Delta Pleiades, LP and Delta Offshore, Ltd.	Incorporated by reference(E)

4.9	Form of Common Stock Certificate	Previously filed

5.1	Opinion of Faegre & Benson LLP	Previously filed

23.1	Consent of Deloitte & Touche LLP	Filed herewith

23.2	Consent of Faegre & Benson LLP (included in Exhibit 5.1)	Previously filed

24.1	Powers of Attorney	Previously filed

(A)	Incorporated herein by reference to the Registrant’s Annual Report on Form 10-K for the year ended January 30, 2010, filed on April 15, 2010, File No. 0-20243.

(B)	Incorporated herein by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended May 3, 2008, filed on June 12, 2008, File No. 0-20243.

(C)	Incorporated herein by reference to the Registrant’s Current Report on Form 8-K dated February 25, 2009, filed on February 26, 2009, File No. 0-20243.

(D)	Incorporated herein by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2001, filed on June 14, 2001, File No. 0-20243.

(E)	Incorporated by reference to the Schedule 13D/A (Amendment No. 7) dated February 11, 2005, filed February 15, 2005, File No. 005-41757.